SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CONTENTS

1. 4Q21 HIGHLIGHTS	4
1.1 BRASKEM – CONSOLIDATED	4
1.2 BRASKEM – HIGHLIGHTS BY SEGMENT 4Q21	6
2. OPERATING PERFORMANCE IN 4Q21 BY SEGMENT	7
2.1 BRAZIL	7
2.2 UNITED STATES & EUROPE	15
2.3 MEXICO	18
3. CONSOLIDATED PERFORMANCE 4Q21	22
A) REVENUE BY REGION	22
B) CONSOLIDATED COGS	23
C) OTHER REVENUE (EXPENSE), NET	23
D) RECURRING OPERATING RESULT	23
E) NET FINANCIAL RESULT	25
F) FREE CASH FLOW	26
G) LIQUIDITY & CAPITAL RESOURCES	27
H) INVESTMENTS & VALUE CREATION	29
4. 2030 & 2050 COMMITMENTS	34
4.1 HEALTH & SAFETY	34
4.2 ECONOMIC AND FINANCIAL RESULTS	34
4.3 ELIMINATION OF PLASTIC WASTE	35
4.4 COMBATING CLIMATE CHANGE	36
4.5 OPERATIONAL ECO-EFFICIENCY	37
4.6 SOCIAL RESPONSIBILITY & HUMAN RIGHTS	38
4.7 SUSTAINABLE INNOVATION	39
5. CAPITAL MARKETS	39
5.1 RATING	40
5.2 BRASKEM MODELING – Outlook 1Q22 vs. 4Q21	40
5.3 INDICATORS	41
LIST OF ANNEXES:	42

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FORWARD-LOOKING STATEMENTS

This Earnings Release may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from covid-19 on the Company's business, financial condition and operating results. The words "forecasts," "believes," "estimates," "expects," "plans" and other similar expressions, when referring to the Company, are intended to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance about future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are a few examples of forward-looking statements. These statements reflect the current views of the Company's management and are subject to diverse risks and uncertainties, many of which are beyond the control of the Company. There is no guarantee that said events, trends or expected results will actually occur. The statements are based on several assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in such assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures and the unprecedented impact from the covid-19 pandemic on the businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Earnings Release is not an offer of securities for sale in the United States, any securities may not be offered or sold in the United States absent registration or an exemption from registration, any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information about Braskem and management, as well as financial statements.

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Braskem reports recurring Operating Result in 2021 of US$5.6 billion, a record high and 171% higher than in 2020

In December 2021, the Company distributed R$6.0 billion in anticipated dividends based on the results for fiscal year 2021

In 2021, the free cash flow yield was of 24%

1.	4Q21 HIGHLIGHTS
1.1	BRASKEM – CONSOLIDATED

▪	In 4Q21, Braskem’s recurring Operating Result was US$1.1 billion, 23% lower than in 3Q21, mainly due to: (i) lower international spreads for main chemicals, PE and PP in Brazil, PP in the United States and Europe and PE in Mexico, but above the historical average of the past ten years[1]; and (ii) lower PP sales volume in Brazil, United States and Europe mainly explained by seasonality. Compared to 4Q20, recurring Operating Result in U.S. dollar increased 36%, due to: (i) better international spreads for main chemicals, PE and PVC in Brazil, PP in the United States and Europe and PE in Mexico; and (ii) higher sales volume of main chemicals and PVC in Brazil, PP in Europe and PE in Mexico. In Brazilian reais, recurring Operating Result was R$6.3 billion, 18% lower than in 3Q21 and 40% higher than in 4Q20, reflecting the Brazilian real depreciation against the U.S. dollar of 6.8% and 3.5%, respectively.
▪	In the quarter, Braskem reported Net Profit[2] of R$0.5 billion. In 2021, the Company reported Net Profit² of R$14.0 billion.
▪	In December, the payment of anticipated dividends was made by the Company, based on the results of the fiscal year 2021, in the total amount of R$6.0 billion, corresponding to the gross amounts of R$7.539048791898 per common share and class “A” preferred share and of R$0.606032140100 per class “B” preferred share, representing a payout of 42.5% of the Net Profit². Additionally, the Company's Management will be proposing the distribution of additional dividends in the amount of R$1.35 billion referring to the fiscal year of 2021, which will be deliberated for approval at the Annual Shareholders' Meeting to be held on April 19, 2022.
▪	The Company’s free cash flow was R$3.1 billion, with return[3] on cash flow in 4Q21 of 24%. In the year, the free cash flow generation was an annual record of R$10.7 billion.
▪	Corporate leverage, measured by the ratio of adjusted net debt to recurring Operating Result[4] in U.S. dollar, ended 2021 at 0.94x.

[1] Considers the period from 2011 to 2020.

[2] Based on net profit (loss) attributable to the shareholders of the Company.

[3] Considers the free cash flow generation of the last 12 months over the Company's market value in the quarter.

[4] Excludes the Project Finance in Mexico and based on recurring Operating Result.

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▪	In December, the risk rating agency Fitch Ratings upgraded the Company’s risk rating on the global scale from BB+ to BBB-, with a stable outlook. With the rating upgrade by Fitch, Braskem is once again considered investment grade.
▪	In December, the Company contracted, with a syndicate of 11 global banks, an international stand-by credit facility in the amount of US$1.0 billion, due in December 2026, that replaces the current facility.
▪	Braskem received correspondence sent jointly by its shareholders Novonor and Petrobras on the evolution of the discussions for the potential sale of their equity interests in the Company and signed on December 15, 2021 a Term Sheet formalizing the commitment of both parties to take the necessary measures to (i) sell the preferred shares held by Novonor and Petrobras in Braskem, through a secondary public offering(s) of shares (follow-on); (ii) enable the Company to migrate to the Novo Mercado segment of B3 SA - Brasil, Bolsa, Balcão ("B3"), including the promotion of the necessary adaptations to Braskem's governance, which must be approved at the appropriate time, and negotiation of a new Braskem Shareholders' Agreement in order to adapt its rights and obligations to Braskem's new governance structure; and (iii) once Braskem has effectively migrated to the Novo Mercado, perform the sale of the remaining common shares held by Novonor and Petrobras in Braskem.

ESG:

▪	In 2021, the overall accident frequency rate with and without lost time (CAF + SAF) was 0.86 event per million hours worked, 73,5% below the industry average, hitting the lowest rate in the last five years. Also, the Company achieved the best historical results in process safety with a Tier 1 + Tier 2 accident frequency rate of 0.32 event/million hours, 30% lower while compared to its 2020 metrics.
▪	In November, Braskem S.A., through its subsidiary Braskem Netherlands B.V., and Lummus Technology LLC, a worldwide leader in ethylene, petrochemical, energy transition and other process technologies, executed a memorandum of understanding to jointly license Braskem's green ethylene technology – from ethanol to ethylene - to two projects in different regions of the world: (i) a project under development in North America; and (ii) a project under evaluation in Thailand.
▪	In December, the first mechanical recycling line in Brazil came into operation, as a result of the partnership between Braskem and Valoren. The plant, located in Indaiatuba (São Paulo), has the capacity to transform around 250 million pieces of packaging into 14,000 tons of high-quality post-consumer resin per year.
▪	In December, Braskem announced the return to the Sustainability Index ("ISE") of the B3, reflecting the Company's continuous commitment to the best practices of corporate governance, social responsibility, economic-financial and environmental management.
▪	In December, Braskem was included in the ranking of leading companies in water management (A) and climate risks (A-) of the CDP (Carbon Disclosure Program) for the seventh consecutive time, achieving maximum classification in the "Water List" for the fifth consecutive time and remained the leading company on the "Climate List" for the seventh consecutive time, reinforcing its engagement and positive impact on the topic.
▪	In 2021, Braskem participated in 146 social projects, which benefited more than 800,000 people globally, including private social investments, donations, volunteer programs and initiatives to fight the pandemic. In 4Q21, the Company: (i) allocated R$3.2 million to the Saving Lives project, with BNDES matchfunding, to purchase oxygen plants and hospital equipment; (ii) donated R$1.1 million in hygiene and cleaning materials to the Government of the State of Bahia to support families affected by the heavy rains; and (iii) donated around R$660,000 to FIEB, which will revert the amount to basic food baskets, and another R$165,000 donated by Braskem Volunteers to CUFA "Abrace a Bahia".
▪	In January 2022, Braskem was one of the 23 companies in the industry included in the S&P Sustainability Yearbook for 2022, due to its good performance in the Corporate Sustainability Assessment (CSA) questionnaire in relation to the 234 peers evaluated.

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▪	Braskem Europe has implemented a strategy of purchasing renewable energy for 100% of electricity consumption for its facilities between 2022 and 2024. With this strategy, it’s projected a reduction of 80% in scope 2 greenhouse gas emissions during this period.

1.2	BRASKEM – HIGHLIGHTS BY SEGMENT 4Q21

BRAZIL

▪	Recurring Operating Result in Brazil was US$0.8 billion (R$4.2 billion), 8% lower than in 3Q21, reflecting the lower spreads in the international market for main chemicals, PE and PP, which accounted for 63% of the Company’s recurring consolidated Operating Result. Compared to 4Q20, the 12% increase is explained by higher spreads for main chemicals, PE and PVC in the international market in the period and the higher sales volume of main chemicals in Brazil.
▪	In the fourth quarter, and in line with the Company’s strategy to diversify its supplier base, the Brazil segment continued to acquire naphtha through supply agreements with international suppliers, with naphtha imports accounting for approximately 70% of total naphtha consumption in the quarter.

UNITED STATES & EUROPE

▪	Recurring Operating Result was US$0.3 billion (R$1.6 billion) for the quarter, 46% lower than in 3Q21, mainly reflecting the lower spread for PP in the United States and Europe, as well as the lower sales volume in both regions, due to seasonality, accounting for 23% of the Company’s consolidated recurring Operating Result. Compared to 4Q20, the 141% increase in U.S. dollar is explained by higher PP spreads in the international market and the higher PP sales volume in Europe in the period.

MEXICO

▪	Recurring Operating Result was US$0.2 billion (R$0.9 billion), 3% lower than 3Q21, due to lower PE spreads in the international market, which was partially compensated by higher sales volume in the period, accounting for 13% of the Company’s consolidated recurring Operating Result. Compared to 4Q20, the 154% increase is explained by higher PE spreads in the international market in the period.
▪	In 4Q21, the utilization rate was 81%, an increase compared to 3Q21 (+13 p.p.) and 4Q20 (+34 p.p.), due to a quarterly record of ethane imports from the United States using the Fast Track solution, which achieved an average of 20,900 barrels of ethane per day, which represents around 84% of Fast Track current capacity, besides the increase in ethane supply from Pemex, in line with the volumes established in the amendment to the ethane supply agreement.
▪	In December 2021, the Boards of Directors of Braskem Idesa and Braskem approved the estimated investment of US$400 million for the project to build an ethane import terminal in Mexico. The definitions regarding the project's potential partner and its capital structure are under discussion. The project is currently in the process of obtaining licenses, permits and engineering details, with construction expected to start in 2Q22 and terminal operations to start up in 2024.
▪	In 4Q21, Braskem received a cash distribution from Braskem Idesa in the amount of US$37,6 million as a payment of a part of the equity contribution through a loan that Braskem and Idesa had made to Braskem Idesa at the time of the construction of the Project Finance. It is the first time since Braskem Idesa started operations that Braskem has received cash distribution from its indirect subsidiary.

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2.	OPERATING PERFORMANCE IN 4Q21 BY SEGMENT
2.1	BRAZIL
2.1.1	PETROCHEMICAL SPREADS

▪	PE Spread[5]: decreased compared to 3Q21 (-27%). The lower PE price in the United States in relation to 3Q21 was mainly influenced by: (i) the weaker demand due to seasonality; and (ii) the higher supply from producers. Similarly, the naphtha price also rose, following higher oil prices in the international market in the period, reflecting the scenario of stronger global demand and limited supply by OPEP+ and allied producing countries. Compared to the same quarter of 2020, the spread widened by 27%, mainly due to restrictions in the global supply chain and the consequent increase in the resin’s price.
▪	PP Spread[6]: decreased compared to 3Q21 (-3%). The spread decreased due to the increase in the naphtha price, influenced by the dynamics of the oil price in the international market, which also impacted the increase in the PP price in Asia, but not in the same proportion as the increase in the price of raw material. Compared to the same quarter of 2020, the spread decreased by 27%, explained by: (i) the higher feedstock price in the international market; and (ii) the new capacities coming online in the region.
▪	PVC Par Spread[7]: increased 51% compared to 3Q21, mainly due to: (i) China’s control policy on energy consumption to reduce electricity use and carbon emissions, impacting on PVC production; (ii) the limited supply of caustic soda from U.S. producers due to impacts from Hurricane Ida; and (iii) high freight costs due to global supply chain constraints.
▪	Main Basic Chemicals Spread[8]: decreased by 22% compared to 3Q21, mainly due to: (i) the 20% decrease in the propylene price in the USA, explained by weaker demand of its derivatives and the normalization of supply after constraints in early 2021 due to severe winter conditions in the region; and (ii) the 10% increase in the naphtha price due to higher oil prices in the international market in the period. Compared to the same quarter last year, the spread widened 56%, mainly due to the increase in prices supported by higher oil and naphtha prices in the international market, combined with the recovery in economic activity with advances in combatting COVID.

[5] (US PE Price – naphtha ARA price)*82%+(US PE Price – 50% U.S. ethane price – 50% US propane price)*18%.

[6] PP Asia Price – Naphtha ARA price.

[7] The PVC Par spread better reflects the profitability of the Vinyls business, which is more profitable compared to the temporary/non-integrated business model of 2019/20, under which the Company imported EDC and caustic soda to keep serving its clients. Its calculation is PVC Asia Price + (0.685*US Caustic Soda/Chlor-Alkali) - (0.48*Europe Ethylene) - (1.014*Brent).

[8] Average price of main base chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), according to Braskem’s sales volume) - Naphtha ARA price.

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2.1.2	OPERATIONAL OVERVIEW

a) Resin demand in Brazilian market (PE, PP and PVC): decreased compared to 3Q21 (-3%), due to the seasonality of the period and lower demand from certain sectors, such as agribusiness. Compared to same quarter of 2020, demand was weaker (-20%), explained by the restocking trend in the converter chain in 4Q20 after the impacts from COVID.

b) Average utilization rate of petrochemical crackers: increase compared to 3Q21 (+6 p.p.) due to: (i) higher feedstock supply at the petrochemical complex in Rio de Janeiro; and (ii) higher PE demand in the Brazilian market. In relation to 4Q20, the utilization rate of the petrochemical crackers was stable.

c) Resins sales volume: in the Brazilian market, decreased compared to 3Q21 (-1%), explained by seasonality of the period, but with an increase of 1 p.p. of market share (65%). Compared to 4Q20, sales volume decreased (-13%), mainly due to the weaker resins demand in the Brazilian market.

Exports increased in comparison with 3Q21 (+13%) and 4Q20 (+27%), reflecting the higher product availability due to the seasonality of the Brazilian market in the period.

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d) Main chemicals sales volume: in the Brazilian market, sales volume increased in relation to 3Q21 (+5%), supported by the higher product availability at petrochemical crackers. Compared to 4Q20, sales volume was practically stable, maintaining the activity of the client’s chain at healthy levels.

Exports increased compared to 3Q21 (+4%), driven by higher butadiene and toluene sales to the U.S. market, which maintained healthy spreads. Compared to 4Q20, export volumes increased (+40%) given the higher product availability at petrochemical crackers.

2.1.3	SITUATION IN ALAGOAS
a)	Operational

Average PVC utilization rate: considering the plants in Alagoas and Bahia, the capacity utilization rate was 69%, up from 3Q21 (+20 p.p.), mainly due to the restarting of operations after scheduled maintenance shutdowns at the PVC plants in both states.

PVC sales volume: PVC sales in the Brazilian market was 138,000 tons, up from 3Q21 (+16%) and 4Q20 (+7%), due to market share gains captured by the Company. The Company imported 25,000 tons of caustic soda in 4Q21, 61.5% less than in 3Q21.

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b)	Investment in restarting operations at chlor-alkali and EDC plants

To restart its chlor-alkali operations, the Company completed its project to outsource sea salt for use as feedstock in the chlor-alkali plants in Alagoas. The approved cost of the project was R$67.7 million, of which R$21.2 million already was invested in 2019, R$43.6 million in 2020 and R$0.9 million in 2021. The remaining balance, of R$2.0 million, will be invested in 2022.

In February 2021, after concluding the commissioning process in accordance with the applicable safety standards, the Company announced the restarting of production of chlor-alkali and dichloroethane. The restart process was planned in phases, with the phased startup carried out in January 2022, which brought the plant to full capacity.

In 4Q21, caustic soda production volume was approximately 42,000 tons, representing 37% of the unit’s utilization rate. During the quarter, caustic soda production was affected by the scheduled maintenance shutdown at Etenoduto, the pipeline that transports ethylene from Bahia to Alagoas.

c)	Geological phenomenon - Alagoas

As assessed by the Company and its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision recorded as of December 31, 2021 was R$7.7 billion, with R$4.4 billion under current liabilities and R$3.3 billion under non-current liabilities.

The following table shows the changes in the provision in the period:

The current provision can be segregated into the following action fronts:

a.	Support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

For these actions, the recorded amount of R$3.4 billion (2020: R$5.2 billion) comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b.	Actions for closing and monitoring the salt wells, environmental actions and other technical matters. Based on the findings of sonar and technical studies, Braskem has defined stabilization and monitoring actions for all 35 existing salt mining wells. Considering the discussions held in December 2021, based on studies of the specialists, the recommendation was to fill 5 more salt wells with solid material, bringing the total wells to be filled to 9, a process that should take 4 years. For the remaining 26, the recommended actions are: conventional closure using the tamponade technique, which consists of promoting the cavity pressurization, applied worldwide for post-operation cavities; confirmation of natural filling status; and, for some wells, sonar monitoring.

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The monitoring system implemented by Braskem envisages actions to be developed during and after the closure of wells, focusing on safety and monitoring of region's stability.

The Company's actions are based on technical studies conducted by outsourced specialists, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by ANM.

In December 2021, the environmental diagnosis study indicated preliminary proposal of actions for addressing the environmental impacts identified, which should still follow the process established in the Socio-Environmental Reparation Agreement.

The provisioned amount of R$1.7 billion (2020: R$1.6 billion) to implement the measures described in this item was calculated based on existing techniques and the solutions planned for the current conditions of the wells, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may change in the future, in accordance with the results of the monitoring of the wells, the progress of implementing the plans to close wells, the monitoring of the ongoing measures and other possible natural alterations.

c.	Social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1.6 billion for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. The provision amount, updated by inflation index established in the agreement and net of present value adjustment, is R$1.6 billion (2020: R$1.5 billion).
d.	Additional measures, for which the provision amounts to R$1.0 billion (2020: R$0.9 billion), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure for assisting residents; (iv) expenses with managing the event in Alagoas relating to communication, compliance, legal services, etc.; (v) additional measures to assist the region and maintenance of areas; and (vi) other matters classified as a present obligation for the Company, even if not yet formalized.

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method; the success of action plans; new repercussions or developments arising from the geological event; and the conclusion of studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The measures related to the mine closure plans are also subject to the analysis and approval by ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of geological events.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plans to close the wells may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the conclusion of the studies to confirm the natural filling of certain cavities and the assessment of the future behavior of cavities to be monitored using sonar could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, to be financed by Braskem, will be proposed considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan will be agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

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At this time, the preliminary actions for addressing the environmental impacts are already being mapped, but it is still impossible to predict the outcome of the environmental diagnosis, as well as possible costs to be added in the Company’s provisions.

Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the Municipality of Maceió. In this context, the Company is currently under negotiations with the Municipality of Maceió about its requests. To date, the Company is unable to predict the results and timeframe for concluding this negotiation or its possible scope and associated costs. In the same direction, Braskem became aware of the establishment of a special commission by the State of Alagoas Government to investigate possible damages caused to the State as a result of the vacation of risk areas or the geological event, and it is not possible to predict what types of claims may be formulated.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of infraction or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to the Geological Event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

The Company is negotiating with its insurers the coverage of its insurance policies. The payment of compensation will depend on technical assessment of the insurance coverage under these policies, taking into consideration the complexity of the subject. For this reason, no payment of compensation was recognized in the financial statements of the Company.

For more information, see Note 26 (“Geological event - Alagoas”) of the Consolidated Financial Statements of December 31, 2021.

d)	Financial Compensation and Support for Relocation Program

As of February 28, 2022, approximately 14,000 properties had been vacated from the areas specified in the Agreement to Compensate Residents, which represents 97.4% of the properties. Under the Financial Compensation and Support for Relocation Program (“PCF”), approximately R$2.2 billion had been disbursed by the end of February 2022.

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2.1.4	FINANCIAL OVERVIEW

A) NET REVENUE: increased in Brazilian real (+10%) and U.S. dollar (+3%) compared to 3Q21, explained by higher PP and PVC prices in the international market and the higher sales volume of resins and main chemicals.

Compared to 4Q20, the increase in Brazilian real (+50%) and U.S. dollar (+44%) is basically explained by the higher prices for resins and main chemicals in the international market, as well as the higher sales volume of main chemicals.

Sales by sector (%)

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Sales by region (% in tons)

On November 4, Resolution GECEX No. 269 was approved by the Brazilian government regarding a temporary reduction of 10% in import duty rates for 87% of products in the tariff universe. As a result, the current rates for PP, PE and PVC resins decreased from 14% to 12.6% on November 12, 2021 and in principle will remain in force until December 31, 2022.

B) COST OF GOODS SOLD (COGS): increased in Brazilian real (+17%) and U.S. dollar (+10%) in relation to 3Q21 and in Brazilian real (+64%) and U.S. dollar (+58%) in relation to 4Q20, explained by higher prices for key petrochemical feedstocks (naphtha, ethane and propane) in the international market, influenced mainly by higher oil and natural gas prices in the international market and by higher sales volumes of main chemicals.

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In the quarter, COGS was affected by the PIS/COFINS tax credit on feedstock purchases (REIQ) in the amount of US$64 million (R$357 million) and by the Reintegra tax credit in the amount of approximately US$0.7 million (R$4.0 million).

In March 2021, the Federal Government enacted Provisional Presidential Decree 1,034 that will terminate REIQ in August; however, in July of the same year, Brazil’s congress approved the Regime’s gradual reduction until 2025, which was converted into Federal Law 14,183/21. Accordingly, as of July, the reduction under REIQ in the PIS/COFINS tax rates levied on petrochemical feedstock purchases was 2.92%, which will be gradually reduced through 2025, in accordance with the decree’s conversion into Federal Law 14,183/21.

Additionally, on December 31, 2021, the Federal Government enacted Provisional Presidential Decree 1,095, also with the purpose of terminating REIQ, as of April 1, 2022. Since it is a Provisional Presidential Decree, it must be passed by both houses of Congress by June 1, 2022 to maintain the Law or officially modify its effects and conversion into Law.

C) SG&A EXPENSES: in U.S. dollar, remained in line with 3Q21 (-1%). Compared to 4Q20, increased 19%, mainly due to the higher expenses with third parties’ services.

D) RECURRING OPERATING RESULT: represented 63% of the Company’s consolidated recurring Operating Result.

2.2	UNITED STATES & EUROPE
2.2.1	PETROCHEMICAL SPREADS

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▪	U.S. PP Spread[9]: decreased compared to 3Q21 (-7%). The lower PP price in the United States was mainly due to: (i) the seasonality of the period; and (ii) the increase in supply of producers. The propylene price also decreased, mainly due to: (i) the weaker demand of derivatives of PP; and (ii) the normalization of supply given the constraints occurred early in the year due to the severe winter weather in the region. Compared to the same quarter of 2020, the spread increased 73%, mainly due to: (i) the continued healthy demand; and (ii) the impacts from logistics and supply constraints in the supply chain caused by unexpected natural events.
▪	European PP Spread[10]: decreased compared to 3Q21 (-15%). The PP price in Europe remained stable, supported by healthy demand and global supply chain constraints. On the other hand, the propylene price increased due to: (i) continued healthy demand; and (ii) lower propylene supply explained by scheduled and unscheduled maintenance shutdowns at some petrochemical plants in the region, which reduced spreads. In relation to the same quarter last year, the spread increased 67%, mainly explained by the normalization of demand, after impacts from COVID in 4Q20, as well as the limited supply of imported resin given logistics constraints in the global supply chain.

[9] U.S. PP – U.S. propylene price

[10] EU PP – EU propylene price

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2.2.2	OPERATIONAL OVERVIEW

a) PP demand: in the United States, PP demand decreased in relation to 3Q21 (-10%) and 4Q20 (-5%), due to seasonality, as well as the recovery in industrial activity in 4Q20 after COVID impacts.

In Europe, the reduction in relation to 3Q21 (-1%) is explained by seasonality, converters’ expectation of lower PP prices in the region and impacts from logistics constraints in the global supply chain. Compared to 4Q20, the stronger demand (+9%) is explained by impacts from the second phase of social distancing in certain regions with the rise of COVID cases in 4Q20.

b) Average utilization rate of PP plants: in the United States, it decreased in relation to 3Q21 (-21 p.p.) and 4Q20 (-12 p.p.) explained by the scheduled maintenance shutdown at one of the plants in the region in the period and by the production slowdowns to pace with reducing demand in the region.

In Europe, the utilization rate decreased compared to 3Q21 (-8 p.p.) due to the lower feedstock supply as a consequence of the scheduled maintenance shutdown at a propylene supplier in the period. In comparison with 4Q20, the utilization rate increased (+20 p.p.) reflecting the scheduled maintenance shutdown at the plants in the same quarter of previous year.

c) PP sales volume: in the United States, sales volume decreased in relation to 3Q21 (-15%) and to 4Q20 (-10%), mainly explained by the lower product availability and by the lower demand in the period.

In Europe, PP sales volume decreased (-6%) in relation to 3Q21, reflecting the lower product availability for sale in the period. Compared to 4Q20, the increase (+8%) is explained by the higher products availability in the period and by the weaker demand in 4Q20 due to COVID impacts.

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2.2.3	FINANCIAL OVERVIEW

A) NET REVENUE: decreased in Brazilian real (-21%) and U.S. dollar (-26%) compared to 3Q21, explained by the lower PP price in the United States and Europe and the lower sales volume in both regions. Compared to 4Q20, the increase in Brazilian real (+61%) and U.S. dollar (+56%) is explained by higher PP price in the United States and Europe and higher sales volume in Europe.

B) COST OF GOODS SOLD (COGS): compared to 3Q21, the decrease in Brazilian real (-13%) and U.S. dollar (-18%) is explained by the lower propylene price in the United States and the lower sales volume in both regions.

In relation to 4Q20, the increase in Brazilian real (+53%) and U.S. dollar (+48%) is explained by the higher propylene price in the United States and Europe and higher sales volume in Europe.

C) SG&A EXPENSES: in U.S. dollar, the 2% decrease in relation to 3Q21 is explained by lower costs with logistics and storage services. Compared to 4Q20, the increase in U.S. dollar (+9%) is mainly due to the higher fixed costs with third parties and the variable operating expenses with port services.

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D) RECURRING OPERATING RESULT: represented to 23% of the Company’s consolidated recurring Operating Result.

2.3	MEXICO
2.3.1	PETROCHEMICAL SPREADS

▪	North America PE Spread[11]: decreased compared to 3Q21 (-22%). The decrease in the U.S. PE price in relation to 3Q21 was mainly due to: (i) the weaker demand due to seasonality; and (ii) the higher supply of producers. Meanwhile, the ethane price increased due to higher natural gas price, explained by higher exports to Europe given supply constraints in the region; and (ii) the natural gas production constraints in the Gulf of Mexico due to impacts from Hurricane Ida. Compared to the same quarter last year, the higher spread (+41%) is mainly explained by global supply chain constraints and the consequent increase in the resin’s price.

[11] U.S. PE – U.S. ethane price.

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2.3.2	OPERATIONAL OVERVIEW

a) PE demand in Mexican market: decreased (-9%) in relation to 3Q21, due to seasonality. Compared to 4Q20, the increase (+7%) is explained by the normalization of demand and recovery of the Mexican economy.

b) Average utilization rate of PE plants: increase compared to 3Q21 (+13 p.p.) explained mainly by higher ethane imports from the United States under the Fast Track solution and by the higher ethane supply from PEMEX, in line with the volumes established in the amendment to the ethane supply agreement. Compared to 4Q20, the increase (+34 p.p.) mainly reflects the impacts from the shutdown in December 2020 due to the interruption in natural gas supply.

In 4Q21, to complement the supply of ethane by Pemex, Braskem Idesa imported from the United States on average 20,900 barrels of ethane per day, which represents around 84% of Fast Track’s current capacity.

Additionally, the Company is working on an expansion of the capacity of the Fast Track solution that involves the incorporation of additional unloading stations, which could enable Braskem Idesa to reach maximum ethane import volume capacity equivalent to 35,000 barrels per day, with the project's conclusion expected during 3Q22.

c) PE sales volume: increased (+20%) compared to 3Q21, due to the higher product availability for sale as a result of the increase in the quarter utilization rate. In relation to 4Q20, the increase (+4%) is explained by the higher product availability for sale compared to the same period of the previous year.

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2.3.3	FINANCIAL OVERVIEW

A) NET REVENUE: increased in Brazilian real (+11%) and U.S. dollar (+3%) compared to 3Q21, due to the higher sales volume in the period.

Compared to 4Q20, the increases in Brazilian real (+70%) and U.S. dollar (+65%) are mainly explained by the higher PE price in the international market.

Sales by sector (%)

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Sales by region (% in tons)

B) COST OF GOODS SOLD (COGS): increases in Brazilian real (+16%) and U.S. dollar (+9%) compared to 3Q21, due to the higher sales volume and the higher ethane and natural gas prices in the international market.

Compared to 4Q20, the increases in Brazilian real (+22%) and U.S. dollar (+18%) are basically explained by the higher ethane price in the international market.

C) SG&A EXPENSES: in U.S. dollar, the increase in relation to 3Q21 (9%) is mainly explained by the increase in fixed operating expenses with third parties. Compared to 4Q20, SG&A expenses remained stable.

D) RECURRING OPERATING RESULT: represented to 13% of the Company’s consolidated recurring Operating Result.

As a result of allegations of alleged improper payments related to the Ethylene XXI project, originally reported in news items in the Mexican media and which were included in the testimony presented by the former CEO of PEMEX to the Office of the Attorney General of Mexico, Braskem, together with Braskem Idesa, in compliance with the standards established by the Global Policy of Braskem's Compliance System and in line with Braskem Idesa's governance guidelines, approved the hiring of an American law firm, with proven experience in similar cases, to carry out an independent internal investigation into the Allegations.

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In February 2022, the investigation was completed. No evidence was identified to corroborate the former Pemex CEO's claims about allegedly improper payments in connection with or otherwise related to the Ethylene XXI project.

3.	CONSOLIDATED PERFORMANCE 4Q21

A)	REVENUE BY REGION

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B) CONSOLIDATED COGS

C) OTHER REVENUE (EXPENSE), NET

The Company recorded in 4Q21 a net expense of R$1.5 billion, mainly due to: (i) the accounting provision in the amount of R$1.4 billion, according to item 2.1.3 of this document; and (ii) fines, rescissions and indemnifications in the amount of R$224 million, which is mainly explained by the take-or-pay clause in feedstock agreement with the domestic supplier. These negative impacts were partially offset by revenues related to taxes, mainly PIS and COFINS credits considered essential and material inputs.

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D) RECURRING OPERATING RESULT[12]

In 4Q21, the Company’s recurring Operating Result was US$1.1 billion, down 23% on 3Q21, mainly due to: (i) lower international spreads for main chemicals, PE and PP in Brazil, PP in the United States and Europe and PE in Mexico, though still above the historical average of the last 10 years[13]; and (ii) the lower PP sales volume in Brazil, United States and Europe mainly due to the seasonality of the period. Compared to 4Q20, the Company’s recurring Operating Result in U.S. dollar advanced 36%, due to: (i) better spreads for main chemicals, PE and PVC in Brazil, for PP in the United States and Europe and for PE in Mexico; and (ii) the higher sales volume of main chemicals and PVC in Brazil, PP in Europe and PE in Mexico. In Brazilian reais, recurring Operating Result was R$6.3 billion, down 18% compared to 3Q21 and up 40% compared to 4Q20, reflecting the Brazilian real depreciation against the U.S. dollar of 6.8% and 3.5%, respectively.

In 2021, the Company’s recurring Operating Result was US$5.6 billion, advancing 171% on 2020, mainly due to: (i) better international spreads for main chemicals and resins in Brazil, PP in the United States and Europe and PE in Mexico; and (ii) the higher sales volume of main chemicals in Brazil and PP in the United States and Europe. In Brazilian real, recurring Operating Result was R$30.3 billion, up 176% compared to 2020, reflecting the Brazilian real depreciation against the U.S. dollar of 4.6%.

[12] Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe and Mexico, less eliminations from the revenues and costs related to transfers of products among these regions.

[13] Considers the period from 2011 to 2020.

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E) NET FINANCIAL RESULT

BRASKEM (ex-BRASKEM IDESA)

Financial expenses: increased in relation to 3Q21 (+29%) and 4Q20 (+29%), mainly due to accounting recognition of financial expense related to income tax on the loan to be received from Braskem Idesa.

Financial revenue: increases in relation to 3Q21 (19%) and 4Q20 (55%) due to: (i) the impact from higher revenue from derivatives; and (ii) the increase in profitability on financial investments in local currency as a result of higher interest rates in the period.

Net exchange variation: decreased compared to 3Q21, mainly due to the lower variation in U.S. dollar in the period on the average exposure to U.S. dollar in the amount US$2.4 billion. In relation to 4Q20, the reduction is mainly due to the effects from the depreciation in the Brazilian real against the U.S. dollar on net exposure in the amount of US$2.4 billion.

Transactions in financial instruments under hedge accounting

In the quarter, the Company registered US$200 million (R$395 million) in exports from a flow that was discontinued. The initial designation rate was US$1/R$2.0017, while the average realization rate was US$1/R$3.9786.

The balance of financial instruments designated for hedge accounting ended 4Q21 at US$4.7 billion.

Long-term Currency Hedge Program:

Braskem’s feedstock and products have prices denominated or strongly influenced by international commodity prices, which are usually denominated in U.S. dollars. Starting in 2016, Braskem contracted derivative instruments to mitigate part of the exposure of its cash flow denominated in Brazilian real. The main purpose of the program is to mitigate U.S. dollar call and put option agreements, protecting estimated flows for a 24-month period.

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On December 31, 2021, Braskem had a notional value of outstanding put options of US$1.73 billion, at an average exercise price of R$/US$4.80. At the same time, the Company also had a notional value of outstanding call options of US$1.21 billion, at an average exercise price of R$/US$6.88. The contracted operations have a maximum term of 24 months. The mark-to-market (fair value) of these Zero Cost Collar (“ZCC”) operations was negative R$85 million at the end of the quarter.

As a result of the depreciation in the Brazilian real in relation to the U.S. dollar during the program, the Company exercised part of the calls of the ZCC program. The effect on cash flow for 4Q21 was R$42 million.

BRASKEM IDESA

Financial expenses: increase in relation to 3Q21 (+41%) and 4Q20 (+34%) due to: (i) the amortization of transaction costs associated with payment of the Project Finance; and (ii) the higher expenses with derivative instruments associated with the discontinuation of the interest rate swap operations under the Project Finance.

Financial revenue: increased in relation to 3Q21 and 4Q20, mainly due to the higher returns earned on the financial instruments as a result of higher cash balance.

Net exchange variation: increase compared to 3Q21, due to the higher expense with the transition of export hedge accounting that was recorded in shareholders' equity in the amount of R$139 million, as a result of the payment of Project Finance, and the higher average exposure in the period. Compared to 4Q20, the decrease is explained by the depreciation of the Mexican peso against the U.S. dollar on the outstanding balance of the loan from Braskem Idesa in the amount of US$ 2.4 billion.

F) FREE CASH FLOW

Free cash flow generation in 4Q21 was R$3.1 billion, explained mainly by: (i) the recurring Operating Result in the quarter; and (ii) the monetization of PIS/COFINS credits in the approximate amount of R$141 million. These positive impacts were offset mainly by: (i) the payments related to the geological event in Alagoas; (ii) the interest payments; (iii) the payment of IR/CSLL due to the recurring Operating Result; and (iv) consumption of the Company’s operating and strategic capex.

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G) LIQUIDITY & CAPITAL RESOURCES

BRASKEM (ex-BRASKEM IDESA)

On December 31, 2021, the average debt term was around 15 years, with approximately 54% of maturities concentrated after 2030. The weighted average cost of the Company’s debt was exchange variation plus 5.24%.

| Debt US$ million | dec/21 (A) | sep/21 (B) | dec/20 (C) | Chg. (A)/(B) | Chg. (A)/(C) |
|---|---|---|---|---|---|
| **Consolidated Gross Debt** | **8,495** | **8,411** | **10,396** | *1%* | *-18%* |
| in R$ | 119 | 126 | 334 | -6% | -64% |
| in US$ | 8,376 | 8,285 | 10,063 | 1% | -17% |
| **(-) Debt - Braskem Idesa** | **2,206** | **2,161** | **2,321** | *2%* | *-5%* |
| in US$ | 2,206 | 2,161 | 2,321 | 2% | -5% |
| **(+) Financing Derivatives** | - | - | **28** | *n.a.* | *-100%* |
| in US$ | - | - | 28 | n.a. | -100% |
| **(=) Gross Debt (Ex-Braskem Idesa)** | **6,289** | **6,250** | **8,104** | *1%* | *-22%* |
| in R$ | 119 | 126 | 334 | -6% | -64% |
| in US$ | 6,170 | 6,124 | 7,770 | 1% | -21% |
| **Cash and Cash Equivalents Consolidated** | **2,184** | **2,754** | **3,369** | *-21%* | *-35%* |
| in R$ | 1,382 | 1,779 | 2,286 | -22% | -40% |
| in US$ | 803 | 974 | 1,083 | -18% | -26% |
| **(-) Cash and Cash Equivalents - Braskem Idesa** | **318** | **302** | **174** | *5%* | *83%* |
| in US$ | 318 | 302 | 174 | 5% | 83% |
| **(-) Exclusive Cash to Alagoas** | **149** | **215** | **255** | *-31%* | *-42%* |
| in R$ | 149 | 215 | 255 | -31% | -42% |
| **(-) Cash to Injunction of ICMS Benefit[1]** | **198** | - | - | *n.a.* | *n.a.* |
| in R$ | 198 | - | - | n.a. | n.a. |
| **(-) Cash and Cash Equivalents (Ex-Braskem Idesa and Alagoas)** | **1,520** | **2,237** | **2,940** | *-32%* | *-48%* |
| in R$ | 1,034 | 1,564 | 2,031 | -34% | -49% |
| in US$ | 485 | 672 | 909 | -28% | -47% |
| **(=) Adjusted Net Debt** | **4,769** | **4,013** | **5,164** | *19%* | *-8%* |
| in R$ | (916) | (1,438) | (1,698) | -36% | -46% |
| in US$ | 5,685 | 5,452 | 6,862 | 4% | -17% |
| **(+) Global Agreement** | **292** | **292** | **393** | *0%* | *-26%* |
| in R$ | 201 | 203 | 265 | -1% | -24% |
| in US$ | 91 | 89 | 127 | 1% | -29% |
| **Recurring Operating Result (LTM)** | **5,024** | **4,801** | **1,783** | *5%* | *182%* |
| **Adjusted Net Debt/Recurring Operating Result (LTM)** | **1.01x** | **0.90x** | **3.12x** | *12%* | *-68%* |
| **(-) Hybrid Bond[2]** | **314** | **307** | **312** | *2%* | *1%* |
| in US$ | 314 | 307 | 312 | 2% | 1% |
| **(=) Adjusted Net Debt with 50% of hybrid bond** | **4,747** | **3,999** | **5,245** | *19%* | *-9%* |
| **Adjusted Net Debt/Recurring Operating Result (LTM) with hybrid bond** | **0.94x** | **0.83x** | **2.94x** | *13%* | *-68%* |

[1]In 4Q21, the Company obtained an injunction to exclude ICMS tax incentives and benefits applicable to its operations, granted by the States and the Federal District, from the income tax calculation base as of 2021, which will result in a reduction in cash disbursement in 2021 of approximately R$1.1 billion. Given the initial phase of the process, the Company considers the matter as an uncertain tax treatment and, therefore, the amount of R$ 1.1 billion remains recorded as taxes payable.

[2]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment.

In December, the Company contracted, with a syndicate of 11 global banks, an international stand-by credit facility in the amount of US$1 billion, due in December 2026, to replace the current facility.

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The liquidity position of US$2.5 billion is sufficient to cover the payment of all liabilities coming due in the next 72 months, considering the international stand-by credit facility of US$1.0 billion available through 2026.

BRASKEM IDESA

On December 31, 2021, the average debt term was around 9 years, with 92% of maturities concentrated after 2029. The weighted average cost of the Company’s debt was exchange variation plus 7.0%.

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In October, Braskem Idesa concluded its debt refinancing plan, which involved substituting the remaining balance of US$1.35 billion of the Project Finance with new debt, namely: (i) the bond issue in the amount of US$1.2 billion; and (ii) term loan in the amount of US$150 million. The new funding operations have long terms that lengthened the average debt term to 9 years and a weighted average cost of exchange variation plus 7.1%. With the settlement of the Project Finance debt, the guarantees pledged by Braskem to Braskem Idesa, in the total amount of US$358 million, will be terminated.

H) INVESTMENTS & VALUE CREATION

At the end of 2021, the Company registered investments in the approximate amount of US$663 million, down 13% from the projection of US$764 million. Expenditures were mainly affected by the postponement of projects and the Brazilian real depreciation against the U.S. dollar in the period.

Operating Investments 2021: the main operating investments were in: (i) the scheduled general maintenance shutdown at the plants in ABC, São Paulo carried out in 2Q21; (ii) the pit stop at the petrochemical complex in Rio Grande do Sul in 1Q21; (iii) the scheduled maintenance shutdown at the PVC plants in Bahia and in Maceió; (iv) the continued ramp-up in the restarting of the chlor-alkali plant in Maceió; (v) the scheduled shutdown at the Marcus Hook plant in the United States; and (vi) the implementation of the cracked gas transfer line project for furnaces at the Q3 Unit in ABC, São Paulo.

The main operating investments made by Braskem Idesa in 2021 were in expanding the import capacity of the Fast Track solution.

Strategic Investments 2021: expenditures were allocated to: (i) remaining payments related to the construction of the new PP plant in the United States (Delta); (ii) the project to modernize the electrical system of the petrochemical complex in ABC; (iii) the project to expand biopolymer capacity at the Triunfo Petrochemical Complex; and (iv) construction of a recycling line for high-quality post-consumer resin in Brazil.

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Investments in 2022

The investments projected by Braskem to be made during 2022 amount to R$5.6 billion (US$1.0 billion), which will be allocated mainly to the scheduled maintenance shutdowns at the Rio Grande do Sul plants, preparation for the scheduled maintenance shutdown at the Bahia plants in 2023, catch-up of projects postponed due to COVID, and to strategic projects, such as expanding the biopolymers business and expanding recycled resin production capacity.

The total investment projected of R$5.6 billion (US$1.0 billion) considers the amount of R$1.3 billion (US$0.2 billion) related to projects by Braskem's Sustainable Development Macro-Objective to be carried out throughout 2022.

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The projects are classified according to the following division:

I.	Macro-Objective 1 (MO 1) - health and safety of personnel and processes;
II.	Macro-Objective 2 (MO 2) - financial controls, governance and compliance processes;
III.	Macro-Objective 3 (MO 3) - to support the expansion of the I'm Green™ Portfolio, chemicals with recycled content and recovery of plastic waste;
IV.	Macro-Objective 4 (MO 4) - to reduce direct emissions of greenhouse gases in Braskem’s operations;
V.	Macro-Objective 5 (MO 5) - to a more efficient water and energy consumption system in industrial facilities;
VI.	Macro-Objective 6 (MO 6) - safety of communities neighboring Company’s facilities and others associated with social responsibility;
VII.	Macro-Objective 7 (MO 7) - increasing sustainable innovation, mainly focusing on the optimization of sustainable eco-indicators and raw material from renewable sources.

Braskem Idesa

The investment projected to be made during 2022 by Braskem Idesa is of R$1.2 billion (US$0.2 billion). Operating investments will be allocated mainly to projects related to operating efficiency, such as expanding the ethane import capacity of the Fast Track solution, maintenance, productivity and HES. The strategic investment refers to the strategic project to build an ethane import terminal in a partnership with a potential partner in the amount of R$643 million (US$117 million) in 2022.

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VALUE CREATION

Transform For Value Program

Over the course of 2021, the Transform for Value (TFV) program continued its progress in both mapping new opportunities and implementing initiatives already mapped. At the end of the year, around 600 initiatives were at an advanced stage of maturity, reaching the pace of approximately US$ 277[14] million/year in capturing value. There are also around 150 other initiatives in preliminary stages, such as planning or execution, under the management of areas[15], that fall under the program’s operational scope, which add up to US$390 million/year to be captured by 2023 in the program’s consolidated pipeline.

The program’s excellent performance in 2021 in terms of the value of the opportunities mapped is also explained by the petrochemical and macroeconomic scenario, which had a significant positive impact on the quantification of initiatives due to higher-than-expected spreads, the weaker local currency and other structural variables. For 2022, the Company expects this impact to be the opposite, since the probable normalization in scenario should affect the quantification of initiatives. However, this negative impact should be offset by advances in relevant initiatives for stages 4 & 5 and the identification of new opportunities for capturing value over the year.

Note that the program has a global scope and comprises initiatives with expected conclusion between 2020 and 2023, which present opportunities for capturing annual recurring value and are part of 5 different pipelines, namely:

I.	Continuous Improvement: these projects seek to address inefficiencies, bottlenecks, losses and variabilities in industrial processes. The goal is to capture productivity gains, improve product quality and streamline costs. The initiatives coordinated by this pipeline are treated as OPEX;
II.	Transformation Office: the scope of the Transformation Office encompasses transformational projects with a high impact on the organization, generally focusing on methodologically complex and disruptive initiatives that seek to capture synergy and efficiency gains in corporate and industrial processes;
III.	Digital Center: the Digital Center was structured in 2018 with a focus on implementing digital technologies for driving evolution in strategic elements of the company's business activities and processes. New technologies explored by the pipeline's initiative include increasing connectivity, artificial intelligence, robotics and virtual/augmented reality;
IV.	C&P CAPEX: the pipeline of C&P CAPEX incorporates a specific portion of the company's fixed-asset investment projects with the aim of increasing competitiveness and industrial efficiency to capture financial benefits in the short term (1-3 years);
V.	Energy: the initiatives under the responsibility of the Energy pipeline, which generally are related to the company's energy matrix, include power purchase agreements (PPAs) and investments in renewable energy sources that are more competitive or increase energy efficiency, like substituting boilers, electrifying engines, installing turbines.

Moreover, to facilitate the management and communication of advances, the initiatives are organized in accordance with the logic of the stage gates[16] process model.

[14] Considering only initiatives in stage 4 (Run-rate), when measurements of gains could vary as actions advance, and in stage 5 (Concluded), after stabilization and/or the internal audit.

[15] Transformation Office, Digital Center, Energy, Continuous Improvement and C&P CAPEX.

[16] Stage 1 – Identification: Initiatives in the formatting and/or identification of solutions phase – Recently conceived and/or still not prioritized for more in-depth analysis, do not count as a detailed business case;

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The TFV program uses a solid methodology for measuring and consolidating the value of the initiatives in its pipelines. To ensure accuracy and transparency in its communication and reporting, the program’s evaluation process consider the following aspects:

•	Identification and standardization of baseline used to measure expected gains for the initiatives mapped and adjustment in relation to the analysis year, if needed;
•	Analysis of details and calculation of the expected ramp-up impact after implementing the initiatives until reaching their optimal operational level;
•	Estimation and calculation of the impact from the gradual reduction in the efficiency of the initiatives implemented until their obsolescence;
•	Mapping of the financial impact related to the initiatives in more advanced stages in key P&L lines (revenue, variable costs, fixed costs and SG&A expenses).

Based on said methodology, it is possible to monitor the evolution of the program’s consolidated pipeline, which is submitted for regular updates to include the new opportunities mapped, the progress in ongoing initiatives and the impact from changes in the scenarios of the economy and petrochemical industry.

Capacity Expansion & Energy Efficiency Projects

Project to expand biopolymers production capacity in the Triunfo Petrochemical Complex in Rio Grande do Sul

Expansion of current green ethylene production capacity from 200,000 tons per year to 260,000 tons per year using feedstock made from sugarcane ethanol that is used to make I’m GreenTM biobased resins, with startup estimated towards the end of 2022 and investments estimated at around US$87 million. The project is aligned with the Company’s goal of reaching net zero carbon by 2050, while also reinforcing its position as the global leader in biopolymers production. As of 4Q21, the Company had disbursed US$13.6 million, with the investment reaching physical progress of 25.6%.

Project to produce high-quality recycled resin

In partnership with Valoren, a company specializing in developing and operating technologies for transforming solid waste, Braskem will invest R$67 million in the construction of a recycling line with capacity to transform some 250 million pieces of packaging into 14 tons of high-quality, post-consumer resin per year. The project is installed in Indaiatuba, in the interior of São Paulo state, and started its operation in december. As of 4Q21, the Company had disbursed R$58.0 million, with the investment’s physical progress at 97%.

Energy efficiency project for ABC petrochemical complex

In partnership with the German-based company Siemens, the Company is modernizing its ABC petrochemical complex in São Paulo. With total estimated investment of R$600 million, considering the disbursements from Braskem and Siemens, the project includes replacing the steam turbines that currently meet the needs of the complex with high-speed electrical engines developed with state-of-the-art and high-performance technology.

Stage 2 – Planning: Initiatives in the phase of finalizing/updating the quantifying of impacts and execution plan – Have a detailed business case, evaluation of capture potential and implementation timetable;

Stage 3 – Execution: Initiatives in implementation phase – Have the funds needed for their implementation already allocated, since they already have been prioritized and approved;

Stage 4 – Run-rate: Initiatives in initial operation phase, marked by the stabilization of performance and the measurement of gains in accordance with the previously defined assumptions;

Stage 5 – Concluded: Initiatives already implemented whose stabilization process has been concluded – In some cases, they undergo an internal audit to verify the gains.

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The operation related to the new engines was expected to start fully during 3Q21 after the general maintenance shutdown of the ABC unit. However, a technical fault arose in one of the four engines that substituted the steam turbines, which delayed the motorization phase of the unit. The process of analyzing the engine that failed is still in progress with the supplier, so that the definitive solution can be implemented. In parallel, in December, the unit resumed its operations with a temporary solution, in which three of the four expected engines started operating.

In the energy cogeneration phase, which is under the scope of Siemens, Braskem's partner in the project, the two power generation units were assembled and began testing. These tests will continue over the course of 1Q22, together with the tests and commissioning of the steam generation system.

The ramp-up of the unit is expected for 1Q22, when the cogeneration plant is expected to be fully operational.

4.	2030 & 2050 COMMITMENTS
4.1	HEALTH & SAFETY

▪	People Safety: the consolidated reported and lost time injury-frequency rate in the year was 0.86 event per million hours worked, a decrease of 9.5% from 2020. This is the lowest rate of the last five years, the reduction is due to advances under the human reliability program, which aims to raise awareness on the safety and prevention of occupational accidents, and the completion of the pilot projects for pre-approving contractors in Brazil.
▪	Process Safety: The TIER 1[17] rate in the year was 0.11 event per million hours worked, an increase of 57% compared to 2020. The rate maintains Braskem on par with its peers in the global chemical industry considered industry references in safety. The TIER 2[18] rate was 0.21 event per million hours worked, a reduction of 46% from 2020, and representing the best result of the last five years.

4.2	ECONOMIC AND FINANCIAL RESULTS

▪	Risk Rating: the Company’s risk rating on the global scale was upgraded to BBB- by the rating agency Fitch Ratings (Fitch), with a stable outlook.
▪	Payment of Dividends: in December, the Board of Directors approved the early distribution of dividends for fiscal year 2021, in the total amount of R$6.0 billion corresponding to the gross amount of R$7.539048791898 per common share or class "A" preferred share, and of R$0.606032140100 per class "B" preferred share, representing a payout of 42,5% in relation to net income. Additionally, the Company's Management will be proposing the distribution of additional dividends in the amount of R$1.35 billion referring to the fiscal year of 2021, which will be deliberated for approval at the Annual Shareholders' Meeting to be held on April 19, 2022.

[17] Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 1, based on the product released, or any release that causes: fatality or lost-time injury of an employee or third party, hospital damages or fatality of the external public, financial losses greater than US$100,000, or evacuation of the community.

[18] Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 2, based on the product released, or any release that causes: reportable injury of own employee or third party and financial loss greater than US$2,500.

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▪	ESG Monitoring by BoD[19]: the Board of Directors and its Advisory Committees regularly evaluate the progress achieved in the Company’s ESG practices, which include monitoring the assessment of corporate risks related to the topic. In 4Q21, the following topics were addressed:

(i) Approval of the new charters of the Board of Directors and the Communication Strategy Committee to incorporate specific duties related to ESG criteria and to change its name to the Strategy, Communication and ESG Committee (“CECESG”). This coverage of ESG topics reflects its strategic importance and positions the Board of Directors as a major promoter and proponent of actions related to these criteria.

(ii) Presentation of the Company’s adoption of the Ecovadis platform for assessing the sustainability performance of its suppliers focusing on four main topics: (i) environment; (ii) labor and human rights; (iii) ethics; and (iv) sustainable acquisitions. In this way, Braskem seeks to engage its supplier chain and consequently contribute to the challenges of sustainable development for a better world.

4.3	ELIMINATION OF PLASTIC WASTE

▪	Mechanical Recycling (BRA): in December, the first mechanical recycling line in Brazil came into operation, as a result of the partnership between Braskem and Valoren. The plant, located in Indaiatuba, has the capacity to transform around 250 million pieces of packaging into 14,000 tons of high-quality post-consumer resin per year.
▪	Advanced Recycling (BRA): Braskem and Valoren announced the construction of the first advanced recycling unit in Brazil, integrating the operation with the mechanical recycling line located in Indaiatuba/SP. The Company's capital contribution will be R$44 million, to enable Valoren to build the unit. In addition, the project is expected to start operations in early 2023.
▪	Cazoolo – Circular Packaging Development Center (BRA): construction of an innovation hub, through which the company will establish partnerships with customers, brand owners, designers, startups and universities to develop more sustainable packaging, from conception to post-consumption, aiming at circularity and less environmental impact. Braskem will invest R$20 million and the Center will be located in the West Zone of Sao Paulo and is expected to start operations in the first half of this year.

Recycled Sales (I’m greenTM Recycled)

▪	Brazil: increase in sales of recycled resins compared to 3Q21 (+54%) and 4Q20 (+138%), mainly due to the higher number of clients and advances in expanding the portfolio of resins with recycled content. In the case of chemicals[20], sales increased in relation to 3Q21 (+42%) and 4Q20 (+13%), due to the higher supply of the product in the period.

[19] Board of Directors.

[20] The recycled chemicals are not considered under the brand I'm greenTM biobased.

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▪	United States & Europe: increase in sales compared to 3Q21 (+159%) and 4Q20 (+67%), reflecting the higher availability of products, due to: (i) uninterrupted production throughout 2021, since there was no production stop due to COVID shutdowns; and (ii) the higher raw material supply, mainly due to the increase in the supplier base.
▪	Mexico: increase in relation to 3Q21 (+48%), explained by the higher availability of recycled resins, given the advances in the development of the recycled market. Compared to 4Q20, the reduction (-16%) was due to market conditions at the end of 2020, which enabled higher resin sales.

4.4	COMBATING CLIMATE CHANGE

▪	Water and Climate CDP: in December, Braskem remained in the ranking of leading companies in water (A) and climate risk (A-) management of the Carbon Disclosure Program (CDP) for the seventh consecutive time, achieving maximum classification in the "Water List" for the fifth consecutive time and remained the leading company on the "Climate List" for the seventh consecutive time, reinforcing its engagement and positive impact on the topic.
▪	Internal Carbon Pricing: the Company implemented an internal carbon pricing tool in its investment process as part of its mandatory global strategy for assessing value creation projects. The tool includes revenues or expenses to projects’ cash flow based on their impacts in terms of greenhouse gas (GHG) emissions. The initiative enables Braskem to be prepared for any external demands for carbon pricing and impacts from regulatory pressures while leveraging and accelerating investments in low carbon technology, reinforcing its commitment to combating climate change.
▪	Renewable Energy (Europe): Braskem Europe has implemented a strategy of purchasing renewable energy for 100% of its electricity consumption between 2022 and 2024. With this strategy, it’s projected a reduction of 80% in scope 2 greenhouse gas emissions in this period.
▪	Renewable Energy (BRA): the Company signed a 20-year contract for the purchase of steam produced from biomass with the French multinational Veolia, starting in 2024. The total investment is estimated at R$400 million, with Veolia being responsible for the construction of an industrial park and agroforestry in Alagoas, and Braskem for investments in operational adaptations in its industrial units in the region. This project aims to reduce the Company's greenhouse gas emissions by approximately 150 thousand tons per year, which is equivalent to 30% of its emissions in Alagoas compared to 2020.

Green PE Sales (I’m greenTM bio-based)

▪	Utilization Rate (Green Ethylene): the green ethylene plant operated at a utilization rate of 105%, in line with 3Q21 (-1 p.p.) and higher than in 4Q20 (+7 p. p.), reflecting the stronger demand for Green PE and the continuity of the positive industrial performance. In this context, it is noteworthy that the production of green ethylene reached, once again, a historical monthly record in October, as well as the second highest quarterly production since the beginning of the operations.

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In the year, the utilization rate of the green ethylene was 102%, 14 p.p. higher than in 2020, due to higher production levels in order to meet the growing demand for Green PE.

▪	Sales and Recurring Operating Result: sales increased in relation to 3Q21 (+30%), explained by the positive industrial performance and the improvement in the logistics scenario, allowing to export a greater volume of resin. Compared to 4Q20, sales also increased (+14%), due to a lower volume available for sale in 4Q20, because of the movement of replenishment of inventories in the same quarter of the previous year.

In the year, sales of Green PE were lower (-2%) compared to 2020, due to the impacts of logistical restrictions on the export supply chain.

The recurring Operating Result in Brazilian reais of this segment increased in relation to 3Q21 (+18%), mainly due to the higher sales volume. Compared to 4Q20, sales increased (+30%), explained by higher demand for the product, which had a positive effect on prices.

Green PE Sales (I’m greenTM bio-based) and ETBE

Net Revenue Green PE + ETBE: increase compared to 3Q21 (+72%) and 4Q20 (+123%), due to (i) the greater availability of products for sale, because of the stabilization of the ETBE operation after the conversion of the MTBE plant and higher volume of export of Green PE given the improvement in the logistics scenario; and (ii) attractive prices on the international market.

4.5	OPERATIONAL ECO-EFFICIENCY

▪	Certification: in December, Braskem Europe was certified by the ISO 9001 quality standard, with zero non-conformities.

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ECO-INDICATORS[21]

In the year, the ecoefficiency indicators of the Company’s plants were mainly affected by the higher production volume due to (i) the restarting of the chlor-alkali plant in Alagoas state; (ii) the production increase in the new PP plant in the United States; and (iii) the higher utilization rate at the petrochemical complexes in Bahia and Rio Grande do Sul.

The energy consumption indicator fell (-4%) in relation to 2020, due to the increase in energy efficiency in the Company's petrochemical plants, explained by: (i) the continuous improvement projects and initiatives at the Bahia plant; (ii) the optimizations in electricity processes and purchases at the Rio Grande do Sul plant; (iii) the lower steam and natural gas consumption at the PVC plant in Bahia; and (iv) the optimization of furnaces and boilers and better adjustment of compressors.

The ecoefficiency in water consumption and wastewater generation led to declines of 3% and 1%, respectively, in relation to 2020, due to: (i) the optimization of water consumption for cooling processes for some systems; (ii) the reductions in leaks and minimization of losses; and (iii) the lower wastewater discharge at Braskem Idesa.

The solid waste generation eco-indicator was 2.43kg/t, increasing 9% from 2020, explained by the scheduled shutdowns at various plants, which led to higher solid waste generation related to maintenance services.

4.6	SOCIAL RESPONSIBILITY & HUMAN RIGHTS

▪	Global Social Responsibility Strategy: by 2030, Braskem aims to benefit 500,000 through actions and projects focusing on Education, Entrepreneurship & Innovation and Circular Economy.
▪	Pandemic Assistance: In 4Q21, Braskem allocated R$3.2 million to the Saving Lives project, with BNDES matchfunding, to purchase oxygen plants and hospital equipment for the states of AM, BA, AL, RJ, RS and SP.
▪	Private Social Investment: in 4Q21, the Company donated R$1.1 million in hygiene and cleaning materials to the Government of the State of Bahia to support families affected by heavy rains. Braskem Volunteers also participated in the action, donating around R$ 165,000 to CUFA “Abrace a Bahia”. Braskem quadrupled the amount donated by the volunteers and donated around R$ 660 thousand to FIEB, which will revert to basic food baskets.
▪	Reputation survey: in 2021, was achieved the best result ever in Braskem’s image and reputation score, which reached nearly 70 points in the global pulse survey, which represented an increase of 4 p.p. compared to 2020.
▪	Bloomberg Gender-Equality Index 2022 (GEI): in January, 2022, for the second straight year, Braskem was selected as a component of the Bloomberg GEI Index. The index measures gender equality in five pillars: women’s leadership and talent path, equal pay and gender pay parity, inclusive culture, anti-sexual harassment policies and pro-women brand.

[21] The data can be revised depending on internal updates.

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4.7	SUSTAINABLE INNOVATION

▪	R&D Portfolio: at the end of 2021, the portfolio of research and development projects included 126 projects with net present value of US$1.94 billion and 81% of I&T portfolio has a positive sustainability impact. In 4Q21, the Company launched a new grade of PP for sealing layer in flexible BOPP packaging, complementing the portfolio of specialties for this segment. Additionally, the Company advanced in the production of fertilizer packaging and stretch films, with 100% recycled content.

5.	CAPITAL MARKETS

On December 31, 2021, Braskem’s stock was quoted at R$57.63/ share (BRKM5) and US$20.56/ share (BAK). The Company’s shares are listed on the Level 1 corporate governance segment of the B3 – Brasil, Bolsa e Balcão and on the New York Stock Exchange (NYSE) through Level 2 American Depositary Receipts (ADRs). Each Braskem ADR (BAK) corresponds to two class “A” preferred shares issued by the Company.

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5.1	RATING

In September, the risk rating agency S&P Global Ratings (S&P) upgraded Braskem’s risk rating on the global scale to BBB-, with a stable outlook. The agency highlighted that the rating upgrade to investment grade reflects the Company’s significant improvement in profitability and cash generation indicators, its commitment to deleveraging and the agency’s expectation that it will continue to benefit from high petrochemical spreads over the coming quarters.

In December, the risk rating agency Fitch upgraded the Company’s risk rating on the global scale from BB+ to BBB-, with a stable outlook. With the upgrade by Fitch, Braskem once again is considered an investment-grade company.

In addition, the Company contracted, in December, with a syndicate of 11 global banks, an international stand-by credit facility in the amount of US$1 billion, due in December 2026, to replace the current facility.

Lastly, the Company reinforces its continuous commitment to financial health and to maintaining a solid cash position with a very long debt maturity profile

5.2	BRASKEM MODELING – Outlook 1Q22 vs. 4Q21

BRAZIL

Maintenance of total resin sales volume (internal and external markets) due to the expectation of running the assets in Brazil at similar levels to the last quarter of last year. The Company also will continue its strategy of prioritizing sales to the Brazilian and South American markets.

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For petrochemical spreads, the expectation of international external consultants is for a drop in PE and PP naphtha-based spreads. In the case of PVC, the spread should remain at levels above the recent historical average (2016-2020).

UNITED STATES & EUROPE

In the United States, the expectation is for growth in PP sales volume supported by higher supply of the product, given the expectations for operations to normalize, following the scheduled and unscheduled shutdowns in 4Q21.

In addition, based on forecasts by international external consultants, the PP-Propylene spread in the United States should remain above the recent historical average (2016-20), but below the level in the fourth quarter, mainly due to the decline in resin prices, explained by the product’s higher supply in the domestic market.

For Europe, sales volume should grow on the expected restarting of operations after scheduled maintenance shutdown at a local propylene supplier and the consequent normalization of PP production in the region. Meanwhile, Europe’s PP-Propylene spreads are expected to narrow reflecting the higher propylene price due to supply constraints and higher crude oil prices in the international market.

MEXICO

In Mexico, the expectation is for production and sales volume to increase, with PEMEX supplying feedstock volume in line with the Amendment signed in October 2021 and feedstock imports from the United States under the Fast Track solution complementing the feedstock supply.

For spreads, based on the projections of external consulting firms, the expectation is for the U.S. PE-Ethane spread to remain at levels above the recent historical average (2016-20), but to decrease due to a decline in the resin’s price explained by the improvement in its supply scenario.

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5.3	INDICATORS

| Indicators US$ million | 4Q21 (A) | 3Q21 (B) | 4Q20 (C) | Chg. (A)/(B) | Chg. (A)/(C) |
|---|---|---|---|---|---|
| **Operating** | | | | | |
| Recurring Operating Result | 1,135 | 1,469 | 833 | -23% | 36% |
| Operating Margin[1] | 22% | 27% | 24% | *-5 p.p.* | *-2 p.p.* |
| SG&A/Net Revenue (%) | 5% | 4% | 6% | *1 p.p.* | *-1 p.p.* |
| **Financial[2]** | | | | | |
| Adjusted Net Debt | 5,054 | 4,306 | 5,557 | 17% | -9% |
| Adjusted Net Debt/Recuring Operating Result (LTM)[3] | 0.94x | 0.83x | 2.94x | 13% | -68% |
| Recurring Operating Result (LTM)/Interest Paid (LTM) | 13.07 | 11.64 | 5.02 | 12% | 160% |
| **Company Valuation** | | | | | |
| Share Price (Final) | 10.3 | 10.9 | 4.5 | -5% | 128% |
| Shares Outstanding (Million)[4] | 796 | 796 | 796 | 0% | 0% |
| Market Cap | 8,223 | 8,687 | 3,610 | -5% | 128% |
| Adjusted Net Debt | 6,471 | 5,713 | 7,189 | 13% | -10% |
| Braskem | 5,054 | 4,306 | 5,557 | 17% | -9% |
| Braskem Idesa (75%) | 1,416 | 1,408 | 1,632 | 1% | -13% |
| Enterprise Value (EV)[5] | 16,050 | 15,753 | 12,582 | 2% | 28% |
| Recurring Operating Result LTM | 5,490 | 5,208 | 2,007 | 5% | 174% |
| Braskem | 5,024 | 4,801 | 1,783 | 5% | 182% |
| Braskem Idesa (75%) | 466 | 407 | 224 | 15% | 108% |
| **EV/Recurring Operating Result LTM** | 2.9x | 3.0x | 6.3x | -3% | -53% |
| **FCF Yield (%)** | 24% | 21% | 6% | *3 p.p.* | *18 p.p.* |
| **TSR (%)[6]** | 7% | -8% | 23% | *15 p.p.* | *-16 p.p.* |

[1] It considers the Recurring Operating Result in relation to net revenue
[2] Does not consider Net Debt, Recurring Operating Result and Interest Paid of Braskem Idesa
[3] For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment
[4] Does not consider shares held by treasury
[5] It considers the provision related to the geological event of Alagoas
[6] It considers TSR from the quarter

LIST OF ANNEXES:

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ANNEX I

Consolidated Income Statement

44

ANNEX II

Consolidated Recurring Operating Result Calculation

45

ANNEX III

Consolidated Balance Sheet

46

ANNEX IV

Consolidated Cash Flow

47

ANNEX V

Braskem Idesa Income Statement

ANNEX VI

Braskem Idesa Balance Sheet

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ANNEX VII

Braskem Idesa Cash Flow

Braskem Idesa Cash Flow R$ million	4Q21 (A)	3Q21 (B)	4Q20 (C)	Change (A)/(B)	Change (A)/(C)	2021 (D)	2020 (E)	Change (D)/(E)
Profit (Loss) Before Income Tax and Social Contribution	**(574)**	**(6)**	**486**	***n.a.***	***n.a.***	**(223)**	**(1,827)**	***-88%***
Adjustments for Reconciliation of Profit (Loss)								
Depreciation and Amortization	211	186	281	*14%*	*-25%*	797	1,114	*-28%*
Equity Result	-	-	-	*n.a.*	*n.a.*	-	-	*n.a.*
Interest, Monetary and Exchange Variation, Net	1,088	750	(611)	*45%*	*n.a.*	2,565	1,922	*33%*
PIS and COFINS credits - exclusion of ICMS from the calculation base	-	-	-	*n.a.*	*n.a.*	-	-	*n.a.*
Loss (reversals) for impairment of trade accounts receivable	(0.3)	(0.5)	-	*-31%*	*n.a.*	(1)	-	*n.a.*
Provision for losses and write-offs of long-lived assets	1.00	0	-	*n.a.*	*n.a.*	1	-	*n.a.*
Cash Generation before Working Capital	**726**	**929**	**156**	***-22%***	***365%***	**3,139**	**1,210**	***159%***
Operating Working Capital Variation								
Account Receivable from Clients	(87)	(61)	85	*42%*	*n.a.*	(620)	(153)	*305%*
Inventories	(280)	(48)	104	*480%*	*n.a.*	(398)	57	*n.a.*
Recoverable Taxes	(93)	(5)	16	*1804%*	*n.a.*	5	(52)	*n.a.*
Advanced Expenses	7	102	91	*-93%*	*-92%*	87	466	*-81%*
Other Account Receivables	8	41	593	*-80%*	*-99%*	(16)	353	*n.a.*
Suppliers	325	38	1	*754%*	*n.a.*	428	138	*211%*
Taxes Payable	(77)	(97)	(73)	*-20%*	*6%*	(129)	(515)	*-75%*
Advances from Customers	(12)	(8)	(11)	*52%*	*5%*	(17)	(26)	*-35%*
Sundry Provisions	43	135	9	*-68%*	*384%*	168	14	*1142%*
Other Account Payables	47	(38)	(550)	*n.a.*	*n.a.*	(1)	34	*n.a.*
Operating Cash Flow	**607**	**988**	**422**	***-39%***	***44%***	**2,646**	**1,524**	***74%***
Interest Paid	(247)	(79)	(290)	*213%*	*-15%*	(676)	(790)	*-14%*
Income Tax and Social Contribution	(1)	(2)	(1)	*-61%*	*36%*	(9)	(5)	*78%*
Net Cash provided by operating activities	**359**	**907**	**131**	***-60%***	***173%***	**1,961**	**729**	***169%***
Additions to Fixed and Intangible Assets	(91)	(27)	(36)	*243%*	*152%*	(172)	(107)	*61%*
Cash used in Investing Activities	**(91)**	**(27)**	**(36)**	***243%***	***152%***	**(172)**	**(107)**	***61%***
Short-Term and Long-Term Debt								
Obtained Borrowings	-	-	-	*n.a.*	*n.a.*	-	-	*n.a.*
Payment of Borrowings	-	-	-	*n.a.*	*n.a.*	-	-	*n.a.*
Braskem Idesa Debt								
Payment of Borrowings	(7,229)	(263)	(247)	*n.a.*	*n.a.*	(7,995)	(905)	*783%*
Borrowings	7,272	-	-	*n.a.*	*n.a.*	7,272	-	*n.a.*
Loan to non-controlling shareholders of Braskem Idesa - payments	(226)	-	(38)			(226)	(38)	
Leasing	(11)	(14)	(11)	*-24%*	*-6%*	(54)	(52)	*4%*
Dividends	-	-	-	*n.a.*	*n.a.*	-	-	*n.a.*
Cash Generated (Used) in Financing Activities	**(194)**	**(277)**	**(296)**	***-30%***	***-34%***	**(1,004)**	**(995)**	***1%***
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	56	61	33	*-8%*	*70%*	84	260	*-68%*
Cash and Cash Equivalents Generation (Aplication)	**129**	**665**	**(168)**	***-81%***	***n.a.***	**869**	**(113)**	***n.a.***
Represented by								
Cash and Cash Equivalents at The Beginning of The Period	1,644	979	1,072	*68%*	*53%*	904	1,017	*-11%*
Cash and Cash Equivalents at The End of The Period	1,773	1,644	904	*8%*	*96%*	1,773	904	*96%*
(Decrease) Increase in Cash and Cash Equivalents	**129**	**665**	**(168)**	***-81%***	***n.a.***	**869**	**(113)**	***n.a.***

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.